Exhibit 7

         Gotham Partners, L.P. Votes Rockefeller Center Properties, Inc.
            (RCP) Shares In Favor of Goldman $8.00 Merger Transaction



         NEW YORK/March 20 -- Representatives of Gotham Partners, L.P., a NY based private investment partnership, said today that it had voted its shares in favor of the Goldman Sachs/Tishman Speyer/Rockefeller $8.00 cash merger transaction. Gotham released the following statement.

         "We believe that the timely consummation of the $8.00 cash merger is in the best interests of all REIT shareholders. At $8.00 per share, the implicit price paid by the Goldman Group for Rockefeller Center is approximately $1.25 billion. In light of the Property's anticipated cash flow generation over the next several years, the prevailing level of interest rates, and the terms of real estate debt financing available in the marketplace, we strongly believe that $8.00 is a fair price.

         Over the past ten months we have explored various potential transaction alternatives designed to maximize shareholder value. Based on these efforts, we believe there are no superior feasible alternatives to the merger. In addition, we believe the risks to shareholders associated with non-consummation of the Transaction are significant. As an alternative to the Merger, RCP has proposed a Goldman Sachs-led rights offering transaction.

         We believe that the terms of the proposed pre-negotiated Goldman rights offering transaction are dilutive and not nearly as financially attractive as the cash merger. More importantly, the Goldman rights offering transaction is not an underwritten transaction, but rather is contingent upon a minimum share price for rights of $6.00 per share and the negotiation of market terms for the Goldman standby commitment. We believe that market terms for the Goldman standby commitment may not be fulfilled by a rights offering at $6.00 per share indicating significant risk to its consummation.

         Without a feasible rights offering transaction or other source of liquidity, the Company will run out of cash within a short period of time. The constraints of the Company's contractual obligations with its debt and warrant holders make raising new financing costly and difficult. In the absence of new financing, bankruptcy of RCP is likely. The costs and risks to shareholders associated with a bankruptcy of the REIT are considerable, particularly in light of its high-cost debt obligations and its degree of leverage.

         As a result of the risks inherent in non-consummation of the merger and its financial superiority, we believe that it is in the best interests of all shareholders to vote in favor of the $8.00 merger transaction."

         Contact: William Ackman or David Berkowitz (212) 808-2497, Gotham Partners, L.P.